October 5, 2015

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Larry Spirgel

Assistant Director

Re:	BioHiTech Global, Inc.

Form 8-K

Filed August 11, 2015

File No. 001-36843

Dear Mr. Spirgel:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of BioHiTech Global, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to BioHiTech Global, Inc. (the “Issuer”) provided in your letter dated September 2, 2015 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience.

General

1.	You disclose that, on August 6, 2015, you acquired 100% of the issued and outstanding shares of BioHiTech Global, Inc. Please provide us with your detailed analysis as to why you believe you were not a shell company at the time of the BioHiTech Global acquisition, requiring that the financials be filed with the initial report. Please refer to Item 9.01(c) of Form 8-K.

Please note that the Issuer disputes the Commission’s contention that the Issuer was a “shell company” at the time of the acquisition of BioHiTech Global or at any time since the filing of its registration statement on Form S-1 on November 7, 2013. As the Commission is aware, this comment was raised to the Issuer by the Commission in its December 3, 2013 Comment Letter. The Issuer responded to this comment by delineating our business plan at the time, the content of our operations and the amount of our assets. The Commission concurred that the Issuer was not a shell company and did not require the Issuer to designate itself as one in the registration statement or its filings.

United States Securities and Exchange Commission

October 5, 2015

We respectfully submit to the Commission that at the time of the acquisition of BioHiTech, the Issuer maintained essentially the same operations and financial condition that it had at the time of the filing of the registration statement and its effectiveness. Specifically, the Issuer’s assets were nearly identical at the time of the filing of the S-1. While the Issuer had $15,503 in cash on hand in November 2013, these funds represented the balance of the proceeds of its recent Regulation S offering and not earned revenues. Also, liabilities and expenses were nearly identical as the Issuer expended essentially the same sums during these periods to further its business plan in attempting to offer online computer classes and to pay for the expenses involved in the Issuer’s infrastructure and maintaining its systems. Accordingly, there was no change in the Issuer’s status as a non-shell company from the time of the filing of the registration statement, to the time of the BioHiTech acquisition.

Nevertheless, while the Issuer objects to this comment in its entirety, the audited financial statements of BioHitech America, LLC (“BioHiTech”) for the fiscal years ended December 31, 2014 and 2013, the unaudited financial statements for the period ended June 30, 2015, and the unaudited Pro Forma Condensed Combined Financial Information as of June 30, 2015, were filed in an amendment to the Current Report on Form 8-K filed on October 5, 2015.

The Issuer hereby acknowledges that:

●    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Frank E. Celli

Frank E. Celli,

Chief Executive Officer

80 Red Schoolhouse Road, Chestnut Ridge, New York 10977

Phone: 845-262-1081 • Fax: 845-262-1085 • www.biohitech.com